SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

REAL GOODS SOLAR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75601N104

(CUSIP Number)

David L. Belluck, Manager

Riverside Renewable Energy Investments, LLC, 699 Boylston Street, Boston, MA 02116

(617) 351-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 75601N104	Page 2 of 7

1	Name of Reporting Person Riverside Renewable Energy Investments, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,301,533 shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,301,533 shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,301,533 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.44%
14	Type of Reporting Person OO

CUSIP No. 75601N104	Page 3 of 7

1	Name of Reporting Person David Belluck
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,994 shares
	8	Shared Voting Power: 1,301,533 shares
	9	Sole Dispositive Power: 3,994 shares
	10	Shared Dispositive Power: 1,301,533 shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,305,527 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.49%
14	Type of Reporting Person IN

CUSIP No. 75601N104	Page 4 of 7

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on January 12, 2012 (the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Real Goods Solar, Inc., a Colorado corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit A to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the Common Stock held by the Reporting Persons resulting from the issuance of Common Stock to the Company (as assignee of Riverside Fund III, L.P., a Delaware limited partnership and an affiliate of the Company), upon of the Conversion pursuant to the Conversion Agreement (as hereinafter defined).

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Company, the Issuer, Real Goods Alteris, LLC, a Delaware limited liability company and subsidiary of the Issuer (the “Merger Sub”) and Earth Friendly Energy Group Holdings, LLC, a Delaware limited liability company (“Earth Friendly”), entered into an Agreement and Plan of Merger dated as of June 21, 2011 (the “Merger Agreement”), providing for the merger of the Merger Sub with and into Earth Friendly, with Earth Friendly continuing after the merger as the surviving company and a wholly owned subsidiary of the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement. The Merger was consummated on December 19, 2011.

Prior to the Merger, the Company was the owner of 19,560,273 units of Earth Friendly’s outstanding equity interests. In connection with the Merger, the outstanding equity interests of Earth Friendly were automatically converted into the right to receive the Common Stock as set forth in the Merger Agreement. As a result of the Merger, the Company received an aggregate of 7,830,647 shares (the “Merger Shares”) of the Common Stock in exchange for its equity interests in Earth Friendly. No part of the purchase price paid by the Company was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Merger Shares.

On May 17, 2015, the Issuer consummated a reverse stock split of all outstanding shares of Common Stock at a ratio of one-for-twenty whereby twenty shares of Common Stock were combined into one share of Common Stock. As a result of this reverse stock split, the Company was the owner of 391,533 shares of Common Stock.

On June 24, 2015, Riverside Fund III, L.P., a Delaware limited partnership and affiliate of the Company (the “Fund”), and the Issuer entered into a Conversion Agreement (the “Conversion Agreement”), pursuant to which the amounts payable to the Fund under the Notes (defined below) were converted (the “Conversion”) into a right to receive 1,288,156 shares of the Common Stock (the “Conversion Shares”). On June 25, 2015, the Fund assigned to the Company its rights, title and interest to the Conversion Agreement, including, without limitation, any Conversion Shares. The Conversion was then consummated on June 25, 2015, at which time 910,000 shares of the Common Stock were issued to the Company (the “Issued Conversion Shares” and together with the Merger Shares, the “Record Shares”). Pursuant to the Conversion Agreement, the balance of the Conversion Shares (the “Capacity Shares”) will be issued upon delivery by the Company of one or more written notices to the Issuer of the Company’s election to receive all or any portion of the Capacity Shares, so long as such issuance(s) would not result in the Company (together with its affiliates) holding shares of Common Stock in excess of 19.99% of the Issuer’s outstanding shares of Common Stock immediately after giving effect to such issuance, unless the Issuer’s shareholders shall have previously approved such issuance in compliance with Nasdaq Rule 5635(b).

The promissory notes subject to the Conversion had been issued to the Fund (i) on May 21, 2013, for $3,000,000 (as amended and restated, the “$3 Million Note”) and (ii) on June 20, 2012, for $150,000 (as amended and restated, the “$150,000 Note”, and together with the $3 Million Note, the “Notes”). As of June 23, 2015, the aggregate outstanding principal and accrued interest under the Notes was $4,245,441.67. The Conversion Shares will be issued to the Company (as assignee of the Fund) in full satisfaction of the outstanding principal and accrued interest. The Conversion was affected using a conversion ratio equal to $3.29, the closing price of the Common Stock on June 23, 2015, the date before entering into the Conversion Agreement.

CUSIP No. 75601N104	Page 5 of 7

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Company acquired the Record Shares and the right to receive Capacity Shares for investment purposes. Except as set forth above, and except as may result directly or indirectly from the Merger and/or the Conversion, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (except as provided in the Conversion Agreement);

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Company is the record owner of the Record Shares (i.e., 1,301,533 shares of Common Stock). As the sole manager of the Company, David Belluck (the “Manager”) may be deemed to beneficially own the Record Shares. However, the Manager has disclaimed such beneficial ownership, as reported in the Manager’s report filed on Form 4 with the Securities and Exchange Commission (the “SEC”) on June 29, 2015.

Based on the Record Shares, the Company may be deemed to beneficially own 16.44% of the Common Stock of the Issuer, and based on the Record Shares plus the 3,994 shares the Manager owns directly, the Manager may be deemed to beneficially own 16.49% of the Common Stock of the Issuer (although, as noted above, the Manager disclaims beneficial ownership of the Record Shares). Such percentages are calculated based upon 7,915,551 shares of Common Stock outstanding, equal to (i) 6,545,687 shares of Common Stock (the number of shares of Common Stock reported to be outstanding in the Issuer’s report filed on Form 8-K/A with the SEC on July 1, 2015) plus (ii) the 1,369,864 shares of Common Stock reported to be issued in the Issuer’s report filed on Form 8-K with the SEC on July 1, 2015 upon the consummation of an offering on July 1, 2015.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for the Company and 3,994 shares for the Manager.

(ii)	shared power to vote or to direct the vote:

1,301,533 for the Company and the Manager.

(iii)	sole power to dispose or to direct the disposition:

0 shares for the Company and 3,994 shares for the Manager.

(iv)	shared power to dispose or to direct the disposition:

1,301,533 for the Company and the Manager.

(c)	Except for the Conversion discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

CUSIP No. 75601N104	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than the Merger Agreement and the Conversion Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2015	RIVERSIDE RENEWABLE ENERGY INVESTMENTS, LLC

	By:	/s/ David L. Belluck
David L. Belluck
Manager

/s/ David L. Belluck
David L. Belluck